

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Mr. Patrick de La Chevardière
Chief Financial Officer
Total S.A.
2 Place Jean Millier
La Défense 6
92400 Courbevoie, France

> **Re:** **Total S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed April 1, 2010**
> **File No. 1-10888**

Dear Mr. de La Chevardière:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that your employees or equipment are involved in an event that leads to property damage, personal injury, death, or discharge of hazardous materials into the environment. For example, and without limitation, please address the following:

- Disclose your insurance coverage with respect to any liability related to any such event. Such disclosure should address the types of claims covered and the applicable policy limits and deductibles. For example, and without limitation, you should expand your disclosure regarding your insurance coverage for potential environmental liabilities. Also disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers or partners would be obligated to indemnify you against any such claims. In addition, discuss the effects of such an event in light of your ownership of Omnium Insurance and Reinsurance Company.

- Disclose the material terms of your related indemnification obligations and those of your customers and partners in the case of any event described above.

Such disclosure should be set forth in both Item 3.D and Item 4 of your Form 20-F. Please provide a sample of your proposed disclosure for our review. In responding to this comment, please consider all your products and services, not just those involved in offshore operations.

2. In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from your offshore operations.

Production by Geographic Area, page 12

3. Please confirm that no one country or field accounts for 15% or more of your production.

Item 4. Information on the Company, page 8

Production, page 11

4. We note your disclosure that the majority of you natural gas production is sold under long-term contracts and that certain of the contracts specify a fixed and determinable quantity of gas to be delivered. Please clarify for us how you considered the requirements of Item 1207(a)(2) of Regulation S-K.

Oil and Gas Acreage Tables, page 30

5. We note the table on page 30 indicates that as of December 31, 2009 you have a total of 71.4 million acres of net undeveloped acreage, which includes leases and concessions. Please tell us how you considered disclosing the minimum remaining terms of the leases and concessions included in your net undeveloped acreage. See Item 1208(b) of Regulation S-K.

Item 5. Operating and Financial Review and Prospects, page 62

Overview, page 62

6. We note your disclosure on page 62, which specifies that net income for 2009 includes the positive after-tax impact of prices on inventory valuation. Please enhance your

discussion as to how inventory valuation impacts your reported results or include a reference to the appropriate discussion elsewhere in the filing.

Results 2007 – 2009, page 66

Group Results 2009 vs. 2008, page 66

7.   We note you attribute the increase in your income tax provision to changes in your pre-tax income. Please tell us how you considered also providing discussion of the reasons for changes in your effective tax rate pursuant to Item 303(a)(3)(i) of Regulation S-K. In this regard, we note your effective tax rate appears to have been approximately 47%, 56%, and 49% in fiscal 2009, 2008, and 2007, respectively.

Item 18. Financial Statements, page 137

Note 1. Accounting Policies, page F-8

Note G. Earnings Per Share, page F-10

8.   We note your disclosure on page F-76 which specifies that you grant restricted shares to employees that are subject to continued employment. Please clarify if these unvested share awards contain non-forfeitable rights to dividends. If so, please tell us if these awards are deemed participating securities subject to the two-class method for computing earnings per share. Refer to paragraphs A13-A14 of IAS 33.

Note 4. Business Segment Information, page F-19

D) Additional Information on Impairments, page F-29

9.   We note from the disclosure that your estimated future cash flows are discounted using a real post-tax discount rate. Given the guidance provided in IAS 36 paragraph 55 that the discount rate shall be a pre-tax rate, please explain to us the specific reasons you believe use of a post-tax discount rate is appropriate, and in compliance with the accounting guidance provided in IAS 36.

Oil and Gas Acreage, page 30

Supplemental Oil and Gas Information, page S-1

Preparation of Reserves Estimate, page S-1

10.   We note your statement that the Geosciences Reserves Manager is the technical person responsible for preparing the reserves estimates for the Group. Please revise to provide

more specific data regarding his or her qualifications beyond references to "solid background" or "strong experience." See Item 1202(a)(7) of Regulation S-K.

Supplemental Oil and Gas Information, page S-1

11.   We note your disclosure on page 50, which specifies that the terms of the concessions, licenses, permits and contracts governing your ownership of oil and gas interests vary from country to country. Please tell us how you classify volumes of oil that relate to royalties, in-country home taxes, or similar items where third parties may have legal ownership of such quantities and/or receive some or all of the economic interests of such volumes. As part of your response, please tell us how you considered disclosing your treatment of such volumes and how they impact your reported reserves and production volumes.

Proved Undeveloped Reserves, page S-2

12.   We note that for some of your major developments, you anticipate it may take more than five years from the time of recording proved reserves to the start of the production due to the complexity and the size of the projects. Please tell us volumes of the PUDs you currently have booked as reserves that will not begin development within five years of booking, and clarify how you determined it was appropriate to classify these as proved reserves by describing to us in more detail the "specific circumstances" that apply to these projects under Rule 4-10(31)(ii) of Regulation S-X. Refer to questions 108.01 and 131.03 through 131.06 of the Compliance and Disclosure Interpretations. You can find these interpretations at: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Estimated Proved Reserves of Oil, Bitumen and Gas Reserves, page S-3

13.   We note that table entitled "Changes in oil reserves" includes bitumen with crude oil and natural gas liquids. We also note the table entitled, "Changes in bitumen reserves." As Item 1202(a)(4) asks for disclosure by product type, please tell us why you believe it is appropriate to combine bitumen with crude oil and natural gas liquids. As part of your response, please clarify whether "bitumen" refers to bitumen in its unprocessed form or as synthetic oil.

Other Information

Net gas production, production prices, and production costs, page S-16

14.   We note you present your tabular presentation depicts data for fiscal 2009. Please clarify how this presentation complies with Item 1204 of Regulation S-K, which requires such data be presented for each of the last three fiscal years. In addition, please tell us how

you considered separately presenting the relevant figures for your consolidated operations and equity affiliates.

Engineering Comments

Key Information, page 1

Risk Factors, page 4

15.   Please expand your risk factors to discuss the consequences of loss/breach of containment of hydrocarbons during drilling, transportation or storage.

Our crude oil and natural gas reserve data are only estimates, and subsequent downward adjustments are possible. If actual production from such reserves is lower than current estimates indicate, our results of operations and financial condition would be negatively impacted, page 5

16.   We note the six bullet points listing factors "which may cause our proved reserves estimates to be adjusted downward…" and your statement "Many of the factors, assumptions and variables involved in estimating reserves are beyond our control and may prove to be incorrect over time." Please amend your document to discuss those reserve estimation items over which you have control, e.g. initial hydrocarbons in place, recovery efficiencies, initial production rates.

Middle East, page 29

17.   We note your award of the Halfaya field contract by the Iraq Ministry of Oil. If you plan to claim proved reserves associated with this project, please furnish to us a detailed explanation of the contractual arrangements that support your claim to proved reserves. Address the capital you will have at risk, the contractual oil price(s) and the cost recovery and profit apportionment of derived revenue. Please tell us if you will be allowed to apply production/revenues from other areas to your Halfaya field cost recovery and profit balances.

Operating and Financial Review and Prospects, page 62

Outlook, page 63

18.   We note your statement "In the Upstream segment, 2010 production is expected to increase thanks to the ramp-up on projects started up in 2009…" Please reconcile for us the fact that your production decreased slightly over the three years 2007-2009 with the statement on page 51 of your 2007 Form 20-F "…Total intends to pursue its strategy of profitable organic growth which the Company believes should translate to an increase in hydrocarbon production of 4% per year on average over the period 2006-2010." We may have further comment.

Supplemental Oil and Gas Information (Unaudited), page S-1

Proved undeveloped reserves, page S-2

19.   We note the discussion of changes to your PUD reserves through conversion to developed status. Item 1203(b) of Regulation S-K requires the disclosure of material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves. Please amend your document to present also the separate figures for changes to your PUD reserves due to conversion to developed status, revisions of previous estimates, extensions and discoveries (drilling), improved recovery and acquisitions/divestitures.

20.   Item 1203(c) requires a discussion of investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures. Please amend your document to disclose the figures for the capital you expended to develop your PUD reserves in 2009.

Standardized Measure of Discounted Future Net Cash Flows (Excluding Transportation), page S-14

21.   We note the exclusion of transportation in this page heading. Please explain to us your treatment of transportation costs in the calculation of the standardized measure.

22.   Please explain the procedures you used to arrive at the reserve determination prices. Include illustrations with figures that correspond to those you used for proved reserves attributed to a representative field in Africa, Europe and the US.

23.   We note (on page S-15) that the Middle East equity affiliates' estimated future unit production cost is about €16/BOE (= €30,739 million/1,950 million BOE) while your applicable 2009 historical unit production cost (page S-11) is about €29/BOE [=€(2,800+271) million/105 million BOE]. Please illustrate this difference to us and amend your document if it is appropriate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters.   You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact John Lucas at (202) 551-5798 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director